Exhibit 28.1

WACHOVIA CREDIT CARD MASTER TRUST

Excess Spread Analysis—February 2004

Series	1999-1	*	2000-1
Deal Size	$896 MM		$750 MM
Expected Maturity	04/15/04		07/15/05

Yield	6.91%		17.08%

Less: Coupon	1.16%		1.18%
Servicing Fee	0.34%		1.50%
Net Credit Losses	2.18%		6.17%
Excess Spread:
February-04	3.23%		8.23%
January-04	3.80%		6.98%
December-03	4.93%		7.26%
Three month Average Excess Spread	3.99%		7.49%

Delinquency:
30 to 59 days	1.03%		1.03%
60 to 89 days	0.75%		0.75%
90 + days	1.63%		1.63%
Total	3.41%		3.41%
Payment Rate	10.11%		10.11%

*	Yield, Coupon, Net Credit Losses and Servicing Fee are skewed due to the calculation methodology during the accumulation period.